SembCorp
Industries

02 MAR 22 AM 8:49

Rule 12g3-2(b) File No. 825109

5 March 2002

02015998

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 62 OF 05.03.2002
Announcement No. 68

SEMBCORP INDUSTRIES LTD

Announcement on Solitaire Arbitration

SembCorp Industries announces that the Arbitration Tribunal for Solitaire has delivered a reasoned award on March 5, 2002 in London that the Owners (Allseas) were entitled to terminate the contract. The decision was made by a two to one majority.

No monetary award was made by the Tribunal.

SembCorp Industries and its lawyers will consider if an appeal is appropriate. In the absence of an appeal, the Tribunal will commence hearings on the claims by Allseas and counterclaims by Sembawang Corporation from the second quarter of 2003 onwards. The hearings are expected to conclude no earlier than 2005.

Financial Effects
SembCorp Industries' reported net earnings for FY2001 remain unchanged at $176 million.

- End -

Released on March 5, 2002

By Order of the Board
Linda Hoon Siew Kin (Ms)
Group Company Secretary

For press enquiries, please contact:

Ms Ng Lay San
Manager
Group Corporate Relations
SembCorp Industries
Tel: (65) 357 9150
Fax: (65) 352 2163
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 05/03/2002 to the SGX